Exhibit 99.1

               CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350,

                                 AS ENACTED BY

                 SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report on Form 20-F of Companhia Energetica de Minas Gerais--CEMIG (the "Company") for the period ended December 31, 2001, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I Djalma Bastos de Morais, Chief Executive Officer and Chairman of the Board of Directors of the Company, certify, pursuant to 18 U.S.C. Section 1350, that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.





                                   /s/ Djalma Bastos de Morais
                                   ------------------------------------------
                                   Name:   Djalma Bastos de Morais
                                   Title:  Chief Executive Officer and
                                           Chairman of the Board of Directors

Date: March 25, 2003